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                             July 14, 2020

       Tyler Glover
       Chief Executive Officer
       Texas Pacific Land Corporation
       1700 Pacific Avenue, Suite 2900
       Dallas, Texas 75201

                                                        Re: Texas Pacific Land
Corporation
                                                            Amended Draft
Registration Statement on Form 10
                                                            Submitted July 2,
2020
                                                            CIK 0001811074

       Dear Mr. Glover:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form 10

       Material U.S. Federal Income Tax Consequences, page 55

   1. We note your revised disclosure that the corporate reorganization and distribution should qualify as an F
reorganization. Accordingly, please provide disclosure explaining the facts or circumstances
resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor
disclosure. For guidance, refer to Section III.C.4 of Staff Legal
                                                        Bulletin No. 19.
       Exhibits

   2. Please file the Stockholders' Agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.
 Tyler Glover
Texas Pacific Land Corporation
July 14, 2020
Page 2

       You may contact Paul Cline at 202-551-3856 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



FirstName LastNameTyler Glover                            Sincerely,
Comapany NameTexas Pacific Land Corporation
                                                          Division of
Corporation Finance
July 14, 2020 Page 2                                      Office of Real Estate
& Construction
FirstName LastName